P.E. 2/1/02

02017022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. X   Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______   No. X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") distributed its notice of the first extraordinary general meeting in 2002 dated January 29, 2002 together with form of proxy and reply slip, in English and Chinese, to its shareholders. A copy of the documents are included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2002

NOTICE IS HEREBY GIVEN that the first Extraordinary General Meeting (the "EGM") in the year 2002 of China Southern Airlines Company Limited (the "Company") will be held at 10:00 a.m. on Tuesday, March 26, 2002 at the Company's headquarters at Baiyun International Airport, Guangzhou, the People's Republic of China (the "PRC") for the following purposes:

EGM

For the shareholders of the Company apart from Southern Airlines (Group) ("SA Group") to resolve the following as ordinary resolutions:

THAT the terms of the S & P Agreement (as defined in the announcement dated January 29, 2002 of the Company) and the entering into of the S & P Agreement between the Company and SA Group be approved, confirmed and ratified; FURTHER RESOLVED THAT any director of the Company be authorized to sign any documents which he considers appropriate, reasonable and incidental for the conduct of the S & P Agreement and for the benefit of the Company and to conduct all incidental actions and such director be further authorized to make any amendments, alteration and addition which he considers necessary, proper and appropriate.

For all the shareholders of the Company to resolve the following as special resolutions:

1. To consider and approve the proposal for the application and implementation of the issue of new A Shares, and the proposed listing of such A Shares in the PRC ("A Share Issue");

2. To consider and authorize the Company's board of directors (the "Board") to plan for and on behalf of the Company all relevant matters relating to the A Share Issue;

3. **THAT** conditional upon the approval by the relevant authorities of the PRC, to approve amendment of the relevant provisions of the Company's articles of association with regard to the change in the Board composition from a total of 13 Directors (1 Chairman, 1 Vice-Chairman, and 11 Directors) to a total of 15 Directors (1 Chairman, 2 Vice-Chairman, and 12 Directors).

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the PRC
January 29, 2002

Notes:

1. **Eligibility for Attending the EGM**

Holders of H Shares of the Company who are registered on the registers of shareholders of the Company on February 24, 2002 ("Eligible Shareholders") shall have the right to attend the EGM after completing the required registration procedures.

2. **Registration Procedures for Attending the EGM**

(1) Eligible Shareholders intending to attend the EGM either in person or by proxy must deliver to the Company on or before March 5, 2002 either in person, by post or by fax, the attached Attachment A (Reply Slip) for attending the EGM.

(2) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at or before 4:00 p.m. on February 22, 2002.

(3) The register of H shares of the Company will be closed from February 24, 2002 to March 25, 2002 (both days inclusive), during which period no transfer of H shares will be registered.

(4) When attending the EGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity together with a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

3. **Appointing Proxies**

(1) An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his behalf by completing the attached Attachment B (Form of Proxy). A proxy need not be a shareholder of the Company.

(2) Attachment B shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

(3) To be valid, the notarized power of attorney or other authorization document(s), together with the completed Attachment B, must be delivered to Hong Kong Registrars Limited, not less than 24 hours before the time designated for the holding of the EGM.

4. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders and any proxy who attend shall bear their own traveling and accommodation expenses.

(2) Hong Kong Registrars Limited is located at:

2/F, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(3) The registered address of the Company is:

Baiyun International Airport
Guangzhou 510405
PRC
Telephone No.: (86) 20-8612-4738
Facsimile No.: (86) 20-8665-9040
Website: www.cs-air.com

中國南方航空股份有限公司
China Southern Airlines Company Limited
(於中華人民共和國註冊成立之股份有限公司)

二零零二年度首次臨時股東大會通告

茲通告中國南方航空股份有限公司(「本公司」)謹定於二零零二年三月二十六日(星期二)上午十時正，在中華人民共和國(「中國」)廣州白雲國際機場本公司總部召開本公司於二零零二年度首次臨時股東大會(「臨時股東大會」)，以便處理以下事項：

臨時股東大會

以便本公司股東(南方航空(集團)公司(「南航集團」)除外)議決下列事項為普通決議案：

動議批准、確認及追認買賣協議(定義見本公司於二零零二年一月二十九日發表的公佈)的條款及本公司與南航集團訂立買賣協議；**進一步議決動議**授權本公司董事簽署其認為就進行買賣協議及為本公司的利益合適、合理及附帶的任何文件及作出一切附帶行動，並進一步授權該名董事作出其認為必需、恰當及合適的任何修訂、更改及增添。

以便本公司全體股東議決下列事項為特別決議案：

1. 以考慮及批准有關申請與執行發行新A股的建議及建議該等A股在中國上市(「A股發行」)；

2. 以考慮及授權本公司董事會(「董事會」)籌劃及代表本公司籌劃有關A股發行的一切有關事宜；

3. **動議**待獲得中國有關機關批准後，批准修訂本公司的公司章程中有關更改董事會的組成的有關條文，將董事會人數由合共13名董事(1名董事長、1名副董事長及11名董事)更改為合共15名董事(1名董事長、2名副董事長及12名董事)。

承董事會命
公司秘書
蘇亮

中國，廣州
二零零二年一月二十九日

附註：

1. **出席臨時股東大會的資格**

凡於二零零二年二月二十四日在本公司股東名冊上登記的本公司H股持有人(「合資格股東」)均有權在完成必要的登記手續後出席臨時股東大會。

2. **出席臨時股東大會的登記手續**

(1) 擬親自或委託代理人出席臨時股東大會的合資格股東，必須在二零零二年三月五日或之前通過親自交回、郵遞或傳真方式將附表甲(回條)送交至本公司。

(2) 擬出席臨時股東大會的本公司H股合資格股東，必須將其轉讓文件及有關股票憑證於二零零二年二月二十二日下午四時正或以前，送交至本公司H股過戶登記處香港證券登記有限公司。

(3) 本公司的H股股東名冊將自二零零二年二月二十四日至二零零二年三月二十五日(包括首尾兩天)期間內停止登記H股過戶。

(4) 股東或股東代理人出席臨時股東大會時須出示本人的身份證明。公司股東如果派其法人代表出席會議，該法人代表須出示本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表出席會議的決議案副本。

3. **股東代理人**

(1) 合資格股東有權通過填妥附表乙(代理人表格)委託一名或多名代理人代表其出席臨時股東大會及投票。代理人不必為本公司股東。

(2) 代理人必須由股東或股東之委託人以附表乙委任。如代理人由股東之委託人委任，則授權委託人委任代理人的授權書或其他授權文件必須經過公證。

(3) 經公證人公證的授權書或其他授權文件及填妥的附表乙，必須於臨時股東大會指定的舉行時間24小時前送達香港證券登記有限公司，文件方為有效。

4. **其他**

(1) 臨時股東大會會期不會超過一天。參加大會的股東及任何代表往返食宿費用自理。

(2) 香港證券登記有限公司的地址為：

香港
德輔道中199號
維德廣場2樓

(3) 本公司註冊地址為：

中國
廣州510405
白雲國際機場
電話號碼：(86) 20-8612-4738
傳真號碼：(86) 20-8665-9040
網址：www.cs-air.com

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I intend to attend (in person/by proxy)[1] the EGM of the Company to be held on March 26, 2002.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1,4]	
Share account number	
Mailing address	
Telephone number	

Signature[5]: ______________________ Date: ______________________, 2002

Notes:

1 Please delete the option which is not applicable.

2 Please insert your full name in both English and Chinese in block capital letters.

3 Please attach a photocopy of proof of ownership of your shares.

4 Please attach a photocopy of your identity card/passport.

5 This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organisation, then this reply slip must be sealed with the common seal of such company or organisation or under hand by any directors or agents duly appointed by such company or organisation.

中國南方航空股份有限公司
China Southern Airlines Company Limited
(於中華人民共和國註冊成立之股份有限公司)

附表甲

回 條

致：中國南方航空股份有限公司

本人擬(親自／委託代理人)[1]出席將於二零零二年三月二十六日舉行的本公司臨時股東大會。

姓名[2]	
以本人名義[3]登記的普通股份數目	
身份證／護照號碼[1,4]	
股份賬戶號碼	
郵寄地址	
電話號碼	

簽署[5]：________________　　日期：二零零二年 ________________

附註：

1 請刪去不適用者。

2 請用正楷填寫　閣下的英文及中名全名。

3 請附上　閣下持有股份的證明文件複印本。

4 請附上　閣下的身份證／護照複印本。

5 本回條須由登記股東簽署。倘登記股東為公司或機構，則本回條須蓋上該公司或機構的公司印鑑，或經由該公司或機構正式委任的任何董事或代理人親筆簽署。

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment B

Form of Proxy for Extraordinary General Meeting

I/We[1], ______________________________,

holder of share account number ______________________________,

residing at ______________________________,

being the registered holder of[2] ______________________________ ordinary shares of the Company,

HEREBY APPOINT[3] ______________________________,

residing at ______________________________,

as my/our proxy/proxies to attend on my/our behalf the EGM of the Company to be held on March 26, 2002 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[4].

Ordinary Resolutions	For	Against
1. To approve, confirm and ratify the terms of the sale and purchase agreement entered into between the Company and SA Group on January 29, 2002 regarding the acquisition of five Boeing 737-300 aircraft, associated spare parts, and the special purpose vehicles in connection with the ground support of the five aircraft by the Company from SA Group (the "S & P Agreement") and the entering into of the S & P Agreement between the Company and SA Group; to authorize any director of the Company to sign any documents which he considers appropriate, reasonable and incidental for the conduct of the S & P Agreement and for the benefit of the Company and to conduct all incidental actions and to authorize such director to make any amendments, alteration and addition which he considers necessary, proper and appropriate.		
Special Resolutions		
1. To approve the proposal for the application and implementation of the issue of new A shares, and the proposed listing of such A Shares in the People's Republic of China ("A Share Issue").		
2. To authorize the Company's board of directors to plan for and on behalf of the Company all relevant matters relating to the A Share Issue.		
3. Conditional upon the approval by the relevant authorities of the PRC, to approve amending Article 93, Chapter 10 of the Company's articles of association as follows: "The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors. The board of directors shall have one (1) Chairman, two (2) Vice-chairman and twelve (12) directors."		

Signature[5]: ______________________ Date: ______________________, 2002

Notes:

1 Please insert your full name(s) in both English and Chinese in block capital letters.

2 Please insert the number of ordinary shares of the Company registered in your name(s) and to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares registered in your name(s).

3 If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

4 If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR", or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

5 This form of proxy must be signed by the registered shareholder. If the registered shareholder is a company or an organisation, then this form of proxy must be sealed with the common seal of such company or organisation or under hand by any directors or agents duly appointed by such company or organisation. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered to Hong Kong Registrars Limited at 2/F., Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting of the Company.

中國南方航空股份有限公司
China Southern Airlines Company Limited
（於中華人民共和國註冊成立之股份有限公司）

附表乙

臨時股東大會適用的代理人表格

本人／吾等[1] ______________________________
為股份賬戶號碼 ______________________________ 的持有人，
地址為 ______________________________
為本公司普通股共 ______________________________ 股[2]的登記持有人，
茲委任[3] ______________________________為本人／吾等的代理人，
地址為 ______________________________
代表本人／吾等出席本公司於二零零二年三月二十六日舉行的臨時股東大會，並於臨時股東大會上代表本人／吾等行事，並按照本人／吾等下列的指示[4]，就下文所列的決議案投票。

普通決議案	贊成	反對
1. 批准、確認及追認本公司與南航集團於二零零二年一月二十九日就本公司向南航集團收購五架波音737-300客機、相關零件及為五架客機提供地面支援的特種車輛而訂立的買賣協議（「買賣協議」）的條款及本公司與南航集團訂立買賣協議；授權本公司董事就進行買賣協議及為本公司的利益簽署其認為合適、合理及附帶的任何文件及作出一切附帶行動，並進一步授權該名董事作出其認為必需、恰當及合適的任何修訂、更改及增添。		
特別決議案		
1. 批准有關申請與執行發行新A股的建議及建議該等A股在中華人民共和國上市（「A股發行」）。		
2. 授權本公司董事會籌劃及代表本公司籌劃有關A股發行的一切有關事宜。		
3. 待獲得中國有關機關批准後，批准對本公司公司章程第10章第93條作出以下修訂：「本公司須有一個董事會。董事會須由十五(15)名董事組成。董事會須有一(1)名董事長、兩(2)名副董事長及十二(12)名董事。		

簽署[5]：______________________ 日期：二零零二年 ______________________

附註：

1 請用正楷填上 閣下的英文及中文全名。

2 請填上以 閣下名義登記及與代理人有關的本公司普通股份數目。如並無填上股份數目，則本代理人表格將被視為與以 閣下名義登記的所有本公司股份有關。

3 如並無委任任何人士為代理人，臨時股東大會主席將被視為獲 閣下委任為 閣下的代理人。

4 閣下擬投票贊成任何一項決議案，請在「**贊成**」欄內填上「√」號表示或 閣下擬投票反對任何一項決議案，請在「**反對**」欄內以「√」號表示。倘無指示 閣下的投票意願， 閣下的代理人有權就決議案自行酌情投票。

5 本代理人表格須由登記股東簽署。倘登記股東為公司或機構，則本代理人表格須蓋上該公司或機構的公司印鑑，或經由該公司或機構正式委任的任何董事或代理人親筆簽署。本代理人表格連同已經公證人公證的授權書或其他授權文件最遲須於本公司臨時股東大會指定舉行時間最少24小時前交回香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓，方為有效。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ____________________

Name: Su Liang

Title: Company Secretary

Date: February 20, 2002